Exhibit (e)(15)

December 18, 2014

Via Hand Delivery

Michael W. Bonney

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

RE:	Confidential Separation Agreement and General Release

Dear Mike:

This letter agreement (the “Amendment”) amends the Separation Agreement and General Release (the “Agreement”) between you and Cubist Pharmaceuticals, Inc. (“Cubist”). All capitalized terms used in this Amendment shall have the meanings ascribed to them in the Agreement unless otherwise expressly provided herein.

In consideration of the mutual promises, terms, provisions and conditions set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, you and the Company hereby agree as follows:

1.	Section 2(d) of the Agreement shall be deleted in its entirety and replaced with the following new Section 2(d):

“Notwithstanding the termination of your employment, your 27,000 outstanding restricted stock units (the “RSUs”) as of the Retirement Date will remain outstanding until the earlier of (i) the scheduled vesting dates and (ii) the consummation of a change in control on or prior to [May/June] 15, 2015, at which time they will vest in accordance with their terms in the same manner as if your employment had not terminated. For the avoidance of doubt, if a scheduled vesting date or a change in control does not occur by [May/June] 15, 2015, any outstanding RSUs shall be forfeited.”

2.	A new Section 2(e) shall be added to the Agreement that reads as follows:

“You agree that your stock option, performance unit and restricted stock unit agreements are hereby, and will be deemed to be, amended to give effect to the provisions set forth in Sections 2(a), 2(b), 2(c) and 2(d) above.”

This Amendment may only be amended by a writing signed by you and a duly authorized representative of the Company. Except as expressly modified herein, the Agreement, and all of its terms and provisions (including without limitation the release and waiver of rights and claims contained therein), shall remain in full force and effect. This Amendment embodies the entire agreement between the parties with respect to amending your Agreement and supersedes all prior communications, agreements and understandings, whether written or oral, with respect to the same. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument. The validity, performance and enforceability of this Amendment will be determined and governed by the laws of the Commonwealth of Massachusetts without regard to its conflict of laws principles. This Amendment shall be deemed to be made and entered into in the Commonwealth of Massachusetts. Any claims or legal actions by one party against the other shall be commenced and maintained in any state or federal court located in such Commonwealth, and you hereby submit to the jurisdiction and venue of any such court. In any such proceeding you agree to waive trial by jury and consent to have all legal and factual matters decided by a judge.

If the foregoing is acceptable to you, please sign this Amendment in the space provided and return it to me. At the time you sign and return it, this Amendment will take effect as a binding agreement between you and the Company on the basis set forth above. The enclosed copy is for your records.

Very truly yours,

CUBIST PHARMACEUTICALS, INC.

/s/ Kenneth Bate

Kenneth Bate
Non-Executive Chairman of the Board

Agreed and accepted:

/s/ Michael W. Bonney
Michael W. Bonney

Date:	December 18, 2014